UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of December, 2021

Commission File Number: 001-34476

BANCO SANTANDER (BRASIL) S.A.
(Exact name of registrant as specified in its charter)

Avenida Presidente Juscelino Kubitschek, 2041 and 2235
Bloco A – Vila Olimpia
São Paulo, SP 04543-011
Federative Republic of Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: Form 20-F ___X___ Form 40-F _______

 Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes _______ No ___X____

 Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes _______ No ___X____

 Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes _______ No ___X____

 If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  N/A

[Free English Translation]

BANCO SANTANDER (BRASIL) S.A.

Public Company with Authorized Capital

Corporate Taxpayer ID (CNPJ/ME) No. 90.400.888/0001-42

Company Registration (NIRE) No. 35.300.332.067

Minutes of the Board of Directors Meeting held on December 17, 2021

DATE, TIME AND PLACE: On December 17, 2021, at 9 a.m., by audioconference, the Board of Directors of Banco Santander (Brasil) S.A. (“Company” or “Santander”) has met, with the attendance of all of its members.

CALL NOTICE AND ATTENDANCE: The call notice was dismissed due to the attendance of the Directors fully representing the Company’s Board of Directors.

MEETING BOARD: Álvaro Antônio Cardoso de Souza, Chairman. Daniel Pareto, Secretary.

AGENDA: In continuity with the approval of the Succession Plan of the Company's senior management resolved on July 28, 2021, resolve on: (i) the exoneration of Mr. Sérgio Agapito Lires Rial from the position of Chief Executive Officer of the Company; (ii) the appointment of Mr. Mario Roberto Opice Leão, current Executive Vice President, to the position of Chief Executive Officer of the Company; (iii) the resignation of Mr. Juan Sebastián Moreno Blanco from the position of Executive Vice President of the Company; and (iv) the management of the current Directors without a Specific Designation, Ms. Andrea Marques de Almeida, Ms. Elita Vechin Pastorelo Ariaz, and Mr. João Marcos Pequeno De Biase, in the position of Executive Vice Presidents of the Company;

RESOLUTIONS: Made the appropriate clarification, the members of the Board of directors unanimously approved:

(i) the exoneration of the Company's Chief Executive Officer, Mr. Sérgio Agapito Lires Rial, Brazilian, single, economist, holder of Identity Card RG nº 04.621.473-0 IFP/RJ, enrolled with the CPF/ME under nº 595.644. 157-72, clarifying that Mr. Sérgio Agapito Lires Rial will remain on the Company's Board of Directors;

(ii) the appointment of the current Executive Vice President, Mr. Mario Roberto Opice Leão, Brazilian, married, engineer, holder of Identity Card RG nº 24752106 SSP/SP, enrolled with the CPF/ME under nº 248.745.618- 37, to the position of Chief Executive Officer of the Company;

(iii) the resignation of the Executive Vice-President, Mr. Juan Sebastián Moreno Blanco, Spanish, married, business administrator, holder of the Identity Card for Foreigners RNE nº G042010-K, registered with the CPF/ME under nº 236.836. 698-96;

(iv) the appointment of current Directors without a Specific Designation: Ms. Andrea Marques de Almeida, Brazilian, divorced, engineer, holder of Identity Card RG nº. 07.648.624-0, registered with the CPF/ME under no. 014.701.357-79; Ms. Elita Vechin Pastorelo Ariaz, Brazilian, married, lawyer, holder of Identity Card RG nº 19.375.390-X

[Free English Translation]

SSP/SP, enrolled with the CPF/ME under nº 142.004.528-80; and Mr. João Marcos Pequeno De Biase, Brazilian, married, economist, holder of Identity Card RG nº 365980092 SSP/SP, enrolled with the CPF/ME under nº 908.677.697-34, to the position of Executive Vice Presidents of the Company;

Finally, the directors thanked Messrs. Sérgio Agapito Lires Rial and Juan Sebastián Moreno Branco for their valuable contributions to the Company during the period they were part of its Executive Board. It was recorded in the minutes that all movements approved herein: (i) will take effect from January 1, 2022 and; (ii) had their approvals recommended by the Company's Nomination and Governance Committee.

ADJOURNMENT: There being no further matters to be resolved, the Meeting was finalized, and these minutes have been sent for approval and electronic signature. Board: Álvaro Antônio Cardoso de Souza, President. Daniel Pareto, Secretary. Signatures: Mr. Álvaro Antônio Cardoso de Souza – Chairman; Mr. Sergio Agapito Lires Rial – Vice President; Deborah Stern Vieitas, Deborah Patricia Wright, José Antonio Alvarez Alvarez, José de Paiva Ferreira, José Antonio Garcia Cantera, Marília Artimonte Rocca and Pedro Augusto de Melo – Directors.

I certify that this is a true transcript of the minutes recorded in the Minutes of the Board of Directors Meetings Book of the Company.

Daniel Pareto

Secretary

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.
Date: December 17, 2021

Banco Santander (Brasil) S.A.

By:	/S/ Amancio Acurcio Gouveia
Amancio Acurcio Gouveia Officer Without Specific Designation

By:	/S/ Angel Santodomingo Martell
Angel Santodomingo Martell Vice - President Executive Officer